Via EDGAR

January 31, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Daniel Gordon
Branch Chief
Division of Corporation Finance

Re:	The Goldman Sachs Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009 Filed March 1, 2010
Definitive Proxy Statement on Schedule 14A Filed April 7, 2010
Forms 10-Q for the Periods Ended March 31, June 30 and September 30, 2010 Filed
May 10, August 9 and November 9, 2010, respectively
File No. 1-14965

Dear Mr. Gordon:

We are in receipt of the letter, dated December 30, 2010, to David A. Viniar, Chief Financial Officer of The Goldman Sachs Group, Inc. (the “Company”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the above-referenced filings.  We appreciate the Staff’s review of our Form 10-K, Proxy Statement and Forms 10-Q and look forward to working with the Staff to resolve the Staff’s comments.   For your convenience, we have included the Staff’s comments below, followed by our responses.

Form 10-K for the Period Ended December 31, 2009

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 54

Identifiable Intangible Assets, page 74

1.	We have reviewed your response to our prior comment 1. Please provide us with your conclusions regarding impairment of the intangible assets related to your DMM rights as of December 31, 2010.

Response:

During the fourth quarter of 2010, as a result of continuing weak operating results in our NYSE DMM business, we tested our NYSE DMM rights for impairment in accordance with ASC 360.  Because the carrying value of our NYSE DMM rights exceeded the projected undiscounted cash flows of the business over the estimated remaining useful life of our NYSE DMM rights, we determined that the rights were impaired.  We recorded an impairment loss of $305 million, which was included in our Institutional Client Services segment in the fourth quarter of 2010.  This impairment loss represented the excess of the carrying value of our NYSE DMM rights over their estimated fair value.  We estimated this fair value using a relative value analysis which incorporated a comparison to another DMM portfolio that was transacted between third parties.  As of December 2010, the carrying value of our NYSE DMM rights was $76 million.

Notes to Consolidated Financial Statements, page 131

Note 2.  Significant Accounting Policies, page 131

Goodwill, page 139

2.
We note your response to our prior comment 4.  We also note your prior response dated June 4, 2010, which stated that your Equities operating segment has four components: (i) Client Franchise Business, (ii) Principal Strategies, (iii) Exchange-Based Market-Making Activities, and (iv) Insurance Activities; however, you only discussed two of these components in your October 29, 2010 response when comparing the growth rates of the net revenues of the aggregated components.  Please provide us with a complete analysis supporting the similarity of the growth rates of the net revenues of all of the aggregated components of the Equities operating segment.

Response:

As we noted on page 8 of our 2009 Form 10-K, our Equities operating segment included two principal businesses:  our Client Franchise business and Principal Strategies.  We further noted that we also engage in exchange-based market-making activities and insurance activities.  Our exchange-based market-making and insurance activities are part of our Client Franchise business, which is a component of our Equities operating segment.  We will make this point clear in future filings.

As defined in the Master Glossary to the FASB Accounting Standards Codification, “A reporting unit is an operating segment or one level below an operating segment (also known as a component).”  Because our exchange-based market-making and insurance activities are two levels below our Equities operating segment, we determined that they were not reporting units.  For this reason and because they are part of our Client Franchise business, we included these activities within Client Franchise revenues in the similarity analysis provided in our prior response.  We also note that the net revenues of these activities are immaterial.   From 2003 through 2007 (the period of analysis included in our response to your prior comment 4), net revenues from our exchange-based market-making and insurance activities comprised approximately 3% and 2%, respectively, of total Equities operating segment net revenues, and less than 1% and 0.5%, respectively, of total firmwide net revenues.

Note 18. Business Segments, page 208

3.
We note your statement in your response to our prior comment 7 that you are considering disaggregating your principal investing activities from your client franchise activities in your reporting and you plan to finalize your decisions in the fourth quarter.  Please provide us with your conclusions regarding segment reporting in the Form 10-K for the year ended December 31, 2010.

Response:

As discussed with the Staff on January 5, 2011, we filed a Form 8-K on January 11, 2011 which described our changes in segment reporting, including historical data reflective of these changes.

Form 10-Q for the Period Ended June 30, 2010

Note 8.  Commitments, Contingencies and Guarantees, page 64

4.
We note your response to our prior comment 8 and your enhanced disclosure on page 68 of your September 30, 2010 Form 10-Q in which you state that you are not in a position to make a “meaningful estimate” of your exposure to claims for repurchase of residential mortgage loans.  We do not believe this disclosure is consistent with the guidance in ASC 450 and we believe that, where a range of reasonably possible loss is estimable and the top of the range is in excess of the amount accrued, the range should be disclosed pursuant to ASC 450-20-50-3.  Please revise your disclosure in future filings to provide such disclosure and provide us with your proposed disclosure for future filings, or tell us in greater detail why you believe it is not appropriate.

Response:

Our exposure to potential claims for mortgage repurchases includes: 1) loans transferred to trusts and other mortgage securitization vehicles and 2) loans sold to government sponsored enterprises and loans sold to other third parties.

1)
During the period 2005 through 2008, the firm transferred approximately $126 billion of loans to trusts and other mortgage securitization vehicles.  We have not been able to determine a reasonably possible loss over and above the amount we have already reserved for these loans as to date we have minimal actual experience of any loss. Further, the actual outcome will ultimately depend on several uncertain factors including:  (i) the extent to which these claims are actually made; (ii) the extent to which there are underlying breaches of representations that give rise to valid claims for repurchase; (iii) in the case of loans originated by others, the extent to which the firm could be held liable and, if it is, the firm’s ability to pursue and collect on any claims against the parties who made representations to the firm; (iv) macro-economic factors, including developments in the residential real estate market; and (v) legal and regulatory developments.  Because of this inability to determine a reasonably possible loss, we determined that in order to be compliant with ASC 450, we should disclose the cumulative losses incurred on the loans transferred to those trusts and other mortgage securitization vehicles and absorbed by investors to date, which we did in our third quarter Form 10-Q and which we will continue to do in future filings.

2)
As disclosed in our third quarter Form 10-Q, during the period 2005 through 2008, the firm also sold approximately $10 billion of loans to government sponsored entities and approximately $11 billion of loans to other third parties.  Unlike the loans transferred to trusts and other mortgage securitization vehicles described above, there is no publicly available data regarding the cumulative losses incurred on loans sold to government sponsored entities and other third parties.  Through December 31, 2010, the firm has repurchased loans from government sponsored entities and other third parties with a total principal balance of approximately $18 million and incurred a loss of approximately $11 million.  Due to the limited amount of repurchase activity and immaterial amount of losses incurred to date, we do not have a sufficient basis for determining if there is an amount of reasonably possible losses in excess of amounts already accrued and therefore do not believe additional disclosure is appropriate at this time.

Segment Operating Results, page 109

5.
We note your response to our prior comment 11 and your proposed disclosure.  Please continue to consider quantifying the impact on your operating results of particular product types when discussing the various trends.

Response:

We will continue to consider quantifying the impact on our operating results of particular product types when discussing the various trends in future filings.

Form 10-Q for the Period Ended September 30, 2010

Note 8. Commitments, Contingencies and Guarantees, page 60

Legal Proceedings, page 62

6.
We note your disclosure that you cannot estimate losses or ranges of losses for cases or proceedings where there is only a reasonable possibility that a loss may be incurred; however, this appears unusual given the different stages of each of the litigation matters discussed.  Please revise your disclosure in future filings to either provide a range of loss, which may be aggregated for all of the litigation matters for which you are able to estimate the amount of the loss or range of possible loss, or provide explicit disclosure for each of the litigation matters that you are unable to estimate the loss or range of possible loss and the reasons why you are unable to provide an estimate.  Furthermore, if you cannot estimate the possible loss or range of possible loss, please consider providing additional disclosure that could allow a reader to evaluate the potential magnitude of the claim.  Please provide us with your proposed disclosure.

Response:

For cases or proceedings where there is a reasonable possibility that a loss has been incurred, ASC 450-20-50-4 requires disclosure of: a) the nature of the contingency and b) an estimate of the possible loss or range of loss or a statement that such an estimate can not be made.  In future filings, in order to provide an indication of the range of possible loss, we will state for each case the dollar amount of damages that have been specified by the plaintiffs or indicate that damages have not been specified.  In addition, we propose to include the following disclosure in the introductory section of our Legal Proceedings note.  New disclosures are underlined.

The firm is involved in a number of judicial, regulatory and arbitration proceedings (including those described below) concerning matters arising in connection with the conduct of the firm’s businesses. Many of these proceedings are at preliminary stages, and many of these cases seek an indeterminate amount of damages.  Further, even where the plaintiff has specified a dollar amount of damages, the damages claimed may not be indicative of reasonably possible loss, and there may not even be a reasonable possibility that any loss has been incurred.  However, management believes, based on currently available information, that the results of such proceedings, in the aggregate, will not have a material adverse effect on the firm’s financial condition, but may be material to its operating results for any particular period, depending, in part, upon the operating results for such period.

The Company hereby acknowledges that:  the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K, Proxy Statement and Forms 10-Q; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K, Proxy Statement or Forms 10-Q; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Please feel free to call me (212-902-5675) if you have any questions about the foregoing, or if you would like to further discuss any of the matters raised in this response letter.

Sincerely,

/s/ Sarah E. Smith
Sarah E. Smith
Principal Accounting Officer

cc:	David A. Viniar, Chief Financial Officer (Principal Financial Officer)
(The Goldman Sachs Group, Inc.)